UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PROSPECT MEDICAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

743494106

(CUSIP Number)

Samuel S. Lee

Prospect Medical Holdings, Inc.

10780 Santa Monica Boulevard, Suite 400

Los Angeles, California 90025

(310) 770-7462

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* This Statement is Amendment No. 7 to the Schedule 13D previously filed by Samuel S. Lee on August 20, 2007, as amended to date, and Amendment No. 4 to the Schedule 13D previously filed by David R. Topper and Alexa Topper on August 20, 2007, as amended to date.

CUSIP No. 743494106		13D

1	Name of Reporting Person Samuel S. Lee

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0%

14	Type of Reporting Person IN

CUSIP No. 743494106		13D

1	Name of Reporting Person David R. Topper

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0%

14	Type of Reporting Person IN

CUSIP No. 743494106		13D

1	Name of Reporting Person Alexa Topper

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0%

14	Type of Reporting Person IN

CUSIP No. 743494106		13D

1	Name of Reporting Person Mike Heather

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0%

14	Type of Reporting Person IN

CUSIP No. 743494106		13D

1	Name of Reporting Person Dr. Jeereddi A. Prasad

2	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 0%

14	Type of Reporting Person IN

CUSIP No. 743494106	13D

EXPLANATORY NOTE

This Amendment No. 1 on Schedule 13D (the “Amendment”) is the final amendment being filed by Samuel S. Lee, David R. Topper, Alexa Topper, Mike Heather and Dr. Jeereddi A. Prasad (collectively, the “Reporting Persons”) to amend and supplement certain portions of the Schedule 13D filed on August 20, 2010 with the Securities and Exchange Commission relating to the common stock, par value $0.01 per share (the “Common Stock”), of Prospect Medical Holdings, Inc., a Delaware corporation (the “Issuer”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment.

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby amended and supplemented by adding the following paragraph:

On December 15, 2010, pursuant to the terms of the Agreement and Plan of Merger, dated as of August 16, 2010 (the “Merger Agreement”), with Ivy Holdings Inc., a Delaware corporation (“Parent”), and Ivy Merger Sub Corp., a Delaware corporation and indirect, wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent. As a result, the Issuer is deregistering its securities pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and the Reporting Persons have ceased  to own, whether directly or beneficially, any shares of Common Stock of the Issuer.

Item 5.	Interest in Securities of Issuer
The paragraph to be added to Item 4 as set forth above is hereby incorporated by reference in its entirety into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The paragraph to be added to Item 4 as set forth above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Materials to be Filed as Exhibits.
The following documents are included or incorporated as exhibits to this Statement: 1. Joint Filing Agreement among the Reporting Persons.

CUSIP No. 743494106	13D

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2010

/s/ Samuel S. Lee
Samuel S. Lee
In his individual capacity

/s/ David R. Topper
David R. Topper
In his individual capacity

/s/ Alexa Topper
Alexa Topper
In her individual capacity

/s/ Mike Heather
Mike Heather
In his individual capacity

/s/ Jeereddi A. Prasad
Dr. Jeereddi A. Prasad
In his individual capacity

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement among the Reporting Persons.